UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZOLL Medical Corporation

(Name of Subject Company (Issuer))

Asahi Kasei Corporation
Asclepius Acquisition Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Takashi Shimodaira
General Manager, 1st Group, Legal Dept
Asahi Kasei Corporation
1-105 Kanda Jinbocho, Chiyoda-ku
Tokyo, Japan, 101-8101
+81 3 3296 3009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher E. Austin
John Palenberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225 2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing on Schedule TO relates to a planned tender offer by Asclepius Subsidiary Corporation (“Purchaser”), a Massachusetts corporation and an indirect, wholly-owned subsidiary of Asahi Kasei Corporation, a Japanese corporation (the “Asahi Kasei”), to purchase all outstanding shares of Common Stock, par value $0.01 per share, of ZOLL Medical Corporation, a Massachusetts corporation (“ZOLL”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of March 12, 2012, by and among Asahi Kasei, its wholly-owned subsidiary Asahi Kasei Holdings US, Inc., a Delaware corporation, Purchaser and ZOLL.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Asahi Kasei and ZOLL have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include without limitation statements regarding the expected timing of the completion of the transaction, Asahi Kasei’s operation of the ZOLL business following completion of the transaction, and statements regarding the future operation, direction and success of ZOLL’s business. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to the percentage of ZOLL stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of Asahi Kasei or ZOLL; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in ZOLL’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections of ZOLL’s most recent annual report on Form 10-K and subsequent quarterly report on Form 10-Q, as well as the tender offer documents to be filed by Asahi Kasei and Asclepius Subsidiary Corporation, an indirect wholly-owned subsidiary of Asahi Kasei, and the Solicitation/Recommendation Statement to be filed by ZOLL. Neither Asahi Kasei nor ZOLL undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

Important Information for Investors and Stockholders

The tender offer described in this announcement has not yet been commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of ZOLL. At the time the tender offer is commenced, Asahi Kasei and its indirectly wholly-owned subsidiary, Asclepius Subsidiary Corporation, intend to file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and ZOLL intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Asahi Kasei, Asclepius Subsidiary Corporation and ZOLL intend to mail these documents to the stockholders of ZOLL. These documents will contain important information about the tender offer and stockholders of ZOLL are urged to read them carefully and in their entirety when they become available including any amendments thereto, prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Stockholders of ZOLL will be able to obtain a free copy of these documents (when they become available) and other documents filed by ZOLL, Asahi Kasei or Asclepius Subsidiary Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Georgeson, Inc., call Toll Free at 888-607-9107, Banks and Brokers call (212) 440-9800.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Press Release issued by Asahi Kasei and ZOLL, dated March 12, 2012
99.2	English Translation of Japanese Press Release issued by Asahi Kasei, dated March 12, 2012
99.3	Materials for Asahi Kasei Investor Presentation, dated March 12, 2012